KIRKLAND LAKE GOLD LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Kirkland Meeting”) of holders (“Kirkland Shareholders”) of common shares (“Kirkland Shares”) of Kirkland Lake Gold Ltd. (“Kirkland”) will be held at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9, at 11:00 a.m. (Toronto time) on January 28, 2020 for the following purposes:

1. to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Kirkland Shareholder Resolution”) authorizing the issuance by Kirkland of up to 77,407,217 Kirkland Shares as consideration in connection with a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, among others, Kirkland and Detour Gold Corporation (“Detour”), the full text of which is included as Appendix A attached to the accompanying management information circular of Kirkland dated December 20, 2019 (the “Circular”); and

2. to transact such further and other business as may properly be brought before the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting).

Specific details of the matters proposed to be put before the Kirkland Meeting are set forth in the Circular which accompanies this notice of special meeting of Kirkland Shareholders. It is a condition to the implementation of the Arrangement that the Kirkland Shareholder Resolution be approved at the Kirkland Meeting. In order for the Arrangement to proceed, the Kirkland Shareholder Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting. Each Kirkland Shareholder is entitled to one vote for each Kirkland Share held by such holder as of the close of business on the Record Date (as hereinafter defined).

The board of directors of Kirkland (the “Kirkland Board”) unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

The record date for determining the Kirkland Shareholders entitled to receive notice of and vote at the Kirkland Meeting is the close of business on December 16, 2019 (the “Record Date”). Only Kirkland Shareholders whose names have been entered in the register of Kirkland Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting.

Your vote is important regardless of the number of Kirkland Shares you own. Kirkland Shareholders are invited to attend the Kirkland Meeting. Registered Kirkland Shareholders who are unable to attend the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting) in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions. To be used at the Kirkland Meeting, the completed proxy form must be deposited at the office of TSX Trust Company (“TSX Trust”), 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 by mail or by fax 1.416.595.9593 or as otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by TSX Trust not later than 11:00 a.m. (Toronto time) on January 24, 2020, or in the case of any adjournment or postponement of the Kirkland Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Kirkland Meeting.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Non-registered Kirkland Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1821 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED this 20th day of December, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
OF KIRKLAND LAKE GOLD LTD.

“Jeffrey Parr”
Jeffrey Parr
Chairman of the Board

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.